



SECURITIES AND EXCHANGE COMMISSION

12062401

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| SEC FILE NUMBER |
|---|
| 8-47885 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**ADP Broker Dealer, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |
| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

| Roseland | New Jersey | 07068 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo — 973-712-3036
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*



## ADP BROKER-DEALER, INC.
## (A Wholly Owned Subsidiary of ADP Atlantic, Inc.)

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

## AFFIRMATION

I, Frank Lupo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. for the year ended June 30, 2012, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank Lupo
FINOP and Treasurer

Notary Public

8/28/12
Date

Jennifer A Weiss
Notary Public
New Jersey
My Commission Expires 6-17-2016

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, Inc.)
(S.E.C. I.D. No. 8-47885)

# STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2012, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

File pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.:

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, Inc.) as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. at June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 28, 2012

## ADP BROKER-DEALER, INC.
### (A Wholly Owned Subsidiary of ADP Atlantic, Inc.)

**STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2012**

### ASSETS

| | |
|---|---|
| CASH | $24,917,848 |
| SERVICE FEE RECEIVABLE — Net of allowance for bad debt of $40,203 | 16,504,178 |
| OTHER ASSETS | 230,209 |
| TOTAL | $41,652,235 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to affiliate | $ 4,814,242 |
| Accrued expenses and other liabilities | 237,557 |
| Total liabilities | 5,051,799 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1,000 par value — authorized and outstanding, 100 shares | 100,000 |
| Paid-in capital | 1,400,000 |
| Retained earnings | 35,100,436 |
| Total stockholder's equity | 36,600,436 |
| TOTAL | $41,652,235 |

See notes to statement of financial condition.

# ADP BROKER-DEALER, INC.
## (A Wholly Owned Subsidiary of ADP Atlantic, Inc.)

### NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2012

### 1. ORGANIZATION AND BUSINESS DESCRIPTION

**Organization** — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of ADP Atlantic, Inc. (the "Parent"), which is a wholly owned subsidiary of ADP, Inc. ("ADP").

**Business Description** — The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

### 2. ACCOUNTING POLICIES

**Basis of Presentation** — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Income Taxes** — The results of operations of the Company are included in the consolidated federal income tax return of the Parent. The Company is allocated by the Parent a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

**Cash** — All cash is on deposit in a non-interest-bearing account with a major money center bank.

**Service Fee Receivables** — Service fee revenues are recorded when earned. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging.

**Fair Value of Financial Assets and Liabilities** — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

**Accrued Expenses and Other Liabilities** — The Company has accrued expenses and other liabilities which represent payments due for outside services and other various liabilities.

**Dividend to Parent** – As a wholly-owned subsidiary, the Company will from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, make cash dividends to the Parent.

**Use of Estimates in the Preparation of the Statement of Financial Condition** — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from the estimates included in the statement of financial condition.

## 3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $15,788 at June 30, 2012, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2012, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the results of operations of the Company.

The ADP returns that include the Company's activity are no longer subject to federal tax examinations for tax years before 2010 or state and local examinations for tax years before 2001.

## 4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $19,866,049 which was $19,529,262 in excess of its required net capital of $336,787. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 at June 30, 2012.

## 5. RELATED-PARTY TRANSACTIONS

**Income Taxes** — The results of operations of the Company are included in the consolidated federal income tax return of the Parent. The Company is allocated by the Parent a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an intercompany income tax payable in the amount of $13,740,361 and is included within payable to affiliate on the statement of financial condition at June 30, 2012.

**Management Services Fees** — According to the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee of ADP's fully allocated costs and expenses plus a transfer pricing markup to the Company for each calendar quarter. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The management service fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as legal counsel and client service, account executive registration and training, and general and administrative expenses.

The payable to affiliate represents taxes payable and management service fees payable to the affiliate that have been deferred until collection of the service fee revenue in accordance with the management services agreement. This payable to affiliate is net of receivables from affiliate representing monies owed to the Company as a result of service fees received and swept overnight to the Parent. As the payable to and receivable from affiliate are with the same party who intends to net settle, these amounts are shown net on the statement of financial condition at June 30, 2012.

**Dividend to Parent** — The Board of Directors approved a dividend of $1,300,000 paid by the Company to the Parent on January 12, 2012.

## 6. SUBSEQUENT EVENTS

Management has considered the effects occurring after the date of the Company's financial statement through the date the financial statement was issued.

* * * * * *

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 28, 2012

ADP Broker-Dealer Inc.
71 Hanover Road
Florham Park, NJ 07932

In planning and performing our audit of the financial statements of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, Inc.) as of and for the year ended June 30, 2012 (on which we issued our report dated August 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commision (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers of perform custodial fuctions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives. During the 2012 fiscal year the Company was subject to a regulatory examination by FINRA and was cited for incorrectly calculating their Net Capital in September of 2011. The Company has taken corrective action and at June 30, 2012 is in compliance with the regulatory requirements of Rule 15c3-1.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP